Mail Stop 4561

July 3, 2007

Ms. Chandana Basu
Chief Executive Officer, Chief Financial Officer,
And Director
Healthcare Business Services Groups, Inc.
1126 West Foothill Blvd.
Upland, CA    91786

> **Re:    Healthcare Business Services Groups, Inc.**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed April 17, 2006**
> **Form 10-QSB for the quarter ended September 30, 2006**
> **File No. 000-50014**

Dear Ms. Basu:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,


Daniel L. Gordon
Branch Chief